RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

The following Management’s Discussion and Analysis (“MD&A”), dated August 14, 2008, focuses on key statistics from the interim unaudited consolidated financial statements of Resin Systems Inc.(“RS” or the “Company”) for the six months ended June 30, 2008, and pertains to known risks and uncertainties relating to production, distribution and sales of its composite products. This discussion should not be considered all-inclusive, as it excludes changes that may occur in general economic, political and environmental conditions. The following discussion and analysis of the results of the operations and financial condition of RS should be read in conjunction with the Company’s interim unaudited consolidated financial statements for the six months ended June 30, 2008 and the Company’s audited financial statements for the fiscal year ended December 31, 2007.

Unless otherwise disclosed, all information in this section has been prepared in accordance with Canadian generally accepted accounting principles and is presented in Canadian dollars. Additional information relating to RS, including the Company's annual information form and continuous disclosure documents, are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Certain information set forth in this MD&A, including management's assessment of the Company's future plans and operations, contains forward-looking statements which are based on the Company's current internal expectations, estimates, projections, assumptions and beliefs, and which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the Company's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of the Company; the Company’s future capital requirements; the Company’s future labour requirements; competition from established competitors with greater resources; the uncertainty of developing a market for the Company’s products or for third party products incorporating its products; the Company’s reliance on third parties to manufacture and sell its RStandard™ products and to manufacture and sell a line of rollers based on its RStandard composite roller tubes; the Company’s reliance on third party licensees in international markets; the risks associated with rapidly changing technology; the Company's reliance on third parties to supply raw materials to it so it may make its Version™ resin and RStandard composite products; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions. Many of these risks and uncertainties are described in the Company's annual information form for the year ended December 31, 2007 and other documents the Company files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and the Company assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws.

Resin Systems Inc.

RS was incorporated on July 26, 1995 as Recycled Solutions for Industry Inc. under the Alberta Business Corporations Act (“ABCA”). Effective September 15, 1998, the Company completed a reverse takeover of Summerwood Industries Inc. ("Summerwood"), an ABCA company incorporated on June 11, 1996. By articles of amalgamation dated September 17, 1998, Summerwood amalgamated with RS to form Recycled Solutions for Industry Inc. By articles of amendment dated May 5, 2000, RS changed its name from Recycled Solutions for Industry Inc. to Resin Systems Inc.

The consolidated financial statements include the accounts of RS and all its subsidiaries.

Overview of the Business and Strategy

RS is a technology innovator that develops advanced composite material products for infrastructure markets. Its composite products, manufactured using the Company’s proprietary resins and processes, are typically lighter, more durable and longer-lasting than competing products made from the traditional building blocks of wood, steel or concrete. The Company has introduced two flagship products to the market: its RStandard™ modular utility poles and RStandard conveyor roller tubes. The modular utility pole emerged from the research and development phase in mid-2006 and the roller tube became a commercial product in mid-2007. While initial production and sales of both products have been focused in North America, future growth will include expansion into global markets.

In North America, the total value of market demand for replacement and new poles is estimated to be in excess of US$8 billion annually. This represents approximately 25 to 30 percent of the annual purchases of utility poles globally. The global market demand for rollers used in conveyors and conveying equipment is approximately US$3 billion annually.

In 2007, RS  entered into a multi-year distribution agreement with HD Supply Utilities, Ltd. (“HDs”) to sell utility poles and a multi-year supply agreement with FMC Technologies, Inc. (“FMC”) to supply the Company’s roller tubes for use in the construction of FMC’s newly designed conveyor idler roller system.

Financial and Operating Results

RS’s financial information and the related discussion of financial results in the MD&A are for the three and six months ended June 30, 2008 and June 30, 2007.

Selected Financial Information Six months ended June 30 (unaudited)
Thousands of Canadian dollars except per share amounts
	Three Months Ended June 30			Six Months Ended June 30
	2008	2007	% change	2008	2007	% change
Product revenues	$ 1,426	$ 54	2,541	$ 3,467	$190	1,725
Gross margin	$ 221	$ (39)	667	$ 337	$(45)	849
Net Loss	$ (11,205)	$ (8,063)	39	$(18,409)	$(14,354)	28
Net Loss per share	$ (0.08)	$(0.06)	33	(0.14)	$(0.13)	8
Funds from operations(1)(2)	$ (9,032)	$(4,134)	118	$(12,365)	$(8,339)	48
Cash flow deficit per share	$(0.07)	$(0.03)	133	$ (0.09)	$(0.07)	29

Total assets	$14,758	$33,960	(57)	$14,758	$33,960	(57)
Total long-term liabilities	$ 20,321	$17,756	14	$ 20,321	$17,756	14
Working capital	$ 5,113	$21,815	(77)	$5,113	$21,815	(77)
Basic and diluted weighted average shares outstanding	135,752,802	131,469,175	3	135,195,351	114,464,803	18

(1)

Funds from operations is defined as “Cash used in operations”, as reflected in the Interim Consolidated Statements of Cash Flows before change in non-cash operating working capital. Management believes that the presentation of this non-generally accepted accounting principle measure provides useful information about the Company’s ability to fund future operations.

(2)

Funds from operations is not a recognized measure under Canadian generally accepted accounting principles. Investors are cautioned that funds from operations should not be construed as an alternative to net earnings or loss determined in accordance with generally accepted accounting principles as an indicator of the financial performance of the Company or as a measure of the Company’s liquidity and cash flows. The Company’s method of calculating funds from operations may differ from other issuers and may not be comparable to similar measures presented by other issuers.

Discussion of Consolidated Financial Results for the Three Months Ended June 30, 2008

The net loss for the second quarter was $11.2 million (2007 - $8.1 million) or a loss of $0.08 per share (2007 – loss of $0.06 per share). The significant contributing factors to the net loss increase of $3.1 million were:   provisions of $4.3 million and $0.8 million against accounts receivable and prepaid expenses related to GCM, a write-off of $0.2 million of the foreign currency asset associated with RS’s contract with GCM and a write-off of $0.3 million of the Company’s investment in Bazalt Inwestycie Sp. z.o.o., a Polish company (“Bazalt”). Partially offsetting these unfavourable variances was a reduction in stock-based compensation of $2.3 million.

Product revenue for the second quarter was $1.4 million (2007 - $0.05 million), an increase of $1.35 million. The increase was a result of the lack of production during the same quarter 2007 due to the move of production equipment to Tilbury, Ontario.

General and administrative expense for the quarter was $1.5 million (2007 - $1.4 million). The increase was mainly due to higher contractor costs.

The manufacturing and product development costs for the second quarter were $1.8 million
(2007 - $1.7 million). Of this amount, $1.3 million consisted of pole manufacturing and product development costs, $0.2 million represented research and development costs and $0.3 million were engineering costs.

Marketing and business development expense was $0.6 million (2007 - $0.6 million), comparable to the same period in the prior year.

Amortization of property, plant and equipment expense for the quarter was $0.3 million
(2007 - $0.5 million). The decrease is due to a lower depreciable asset base for the quarter.

Financing charges for the second quarter were $1.1 million (2007 - $1.1 million), with no change from 2007.

Discussion of Consolidated Financial Results for Year-to-date June 30, 2008

The net loss for the six months ended June 30, 2008 was $18.4 million (2007 - $14.4 million) or a loss of $0.14 per share (2007 - $0.13 per share). The net loss increase of $4.1 million was driven by a provision of $4.3 million for accounts receivable, a provision for prepaid expenses of $0.8 million, a net loss of foreign currency of $1.5 million and to establish the fair value of the corporate guarantee of $0.7 million, all amounts associated with RS’s agreement with GCM. In addition, RS wrote off its investment in Bazalt of $0.3 million. Offsetting the unfavourable variance was a reduction in other operating expenses of $2.4 million.

Product revenue for the six months ended June 30, 2008 was $3.5 million (2007 - $0.2 million)
an increase of $3.3 million. Product revenues for the first six months consisted of $0.9 million of pole sales representing the start of RS’s fulfillment of its long-term contract with HDs and
$2.6 million of raw materials.

General and administrative expense for the first half of 2008 was $2.8 million
(2007 - $2.7 million) an increase of $0.1 million related to an increase in contracted manpower to fill vacancies.

Manufacturing and product development costs for the first half of 2008 were $3.1 million
(2007 - $3.2 million), as anticipated.

Marketing and business development expense for the first half of 2008 was $1.0 million
(2007 - $1.3 million); a decrease of $0.3 million resulted from a reduction in staffing as commercial focus was placed on providing the large HDs sales force with product training and marketing collateral.

Amortization of property, plant and equipment was $0.7 million (2007 - $1.2 million). This reduction of $0.5 million was due to a lower asset base from lower opening balances resulting from a write-down of property, plant and equipment as at December 31, 2007.

Financing charges for the period were $2.2 million (2007 - $3 million). Financing charges were higher in 2007 as a result of increased financing activity.

Financial Position

The following table outlines the significant changes in the consolidated balance sheets of RS from December 31, 2007 to June 30, 2008.

Increase / (Decrease)
Cash and cash equivalents	$(7.6) million	Decrease in cash and cash equivalents due to delays in production and slower than anticipated sales.
Accounts receivable	$(1.1) million	Decrease in accounts receivable due mainly to the write down of the receivable for raw materials from GCM.
Inventory	$0.5 million	Increase in raw material inventory due to delays in production at GCM.
Prepaid expenses and deposits	$(1.2) million	Decrease in prepaid expenses due mainly to the write down of prepaid expenses for finished goods from GCM.
Property, plant and equipment	$(0.9) million	Decrease in property, plant and equipment due primarily to the write down of RS’s investment in Bazalt.
Accounts payable and accrued liabilities	$0.5 million	Increase in accounts payable and accrued liabilities due to the funding of raw material inventory.

Summary of Eight Recently Completed Quarters

The following table highlights RS's performance for the quarterly reporting periods from
September 30, 2006 to June 30, 2008. During 2007, production was moved to Tilbury, Ontario and as a result, sales were limited to products in inventory.

	2008	2007				2006
	Jun	Mar	Dec	Sept	Jun	Mar	Dec	Sept
(Thousands of Canadian dollars except per share amounts)
Product revenue	$ 1,426	$ 2,041	$695	$102	$ 54	$136	$1,124	$ 2,059
Net loss	(11,205)	(7,204)	(6,559)	(3,120)	(7,389)	(6,291)	(11,939)	(12,794)
Basic and diluted loss per common share	(0.08)	(0.05)	(0.05)	(0.02)	(0.06)	(0.06)	(0.13)	(0.14)
Total cash and cash equivalents	2,617	8,958	10,162	14,790	21,464	26,094	1,199	4,040
Total assets	14,758	25,071	26,515	32,468	33,960	39,283	16,615	20,060
Total long-term debt (1)	18,806	18,226	17,664	17,113	16,790	16,474	16,702	16,241
(1) Total long term debt is comprised of the unsecured convertible debentures and advances from the National Research Council.

Liquidity and Capital Resources

At June 30, 2008, the Company had working capital of $5.1 million (2007 - $21.8 million). During the six month period, $2.8 million was raised through the exercise of warrants and share options, and offset by cash used in operating activities of $10.9 million and investing activities of $0.2 million. Subsequent to quarter end, RS completed a private placement for gross proceeds of $10 million by issuing 9,615,385 common shares at $1.04 per share. Please see “Subsequent Events” on page 11 for further information.

These interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes RS will realize its assets and discharge its liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the ability of RS to generate profitable operations or raise additional capital to support its ongoing development and operating activities.

These financial statements do not reflect any adjustments should RS be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities outside the normal course of business.

There can be no assurance that management’s plans will be successful as such plans may be contingent upon new equity or debt funds from investors, as well as market acceptance of RS’s product and products incorporating RS’s products.

Operating Activities

For the six months ended June 30, 2008, the Company recorded a cash flow deficit from operations before non-cash working capital of $12.4 million (2007 - $8.3 million). The net loss for the first six months ended June 30, 2008 was $18.4 million (2007 - $14.4 million). Higher non-cash items such as unrealized net loss on foreign currency contracts, write down of property plant and equipment and the fair value of the GCM loan guarantee were offset by lower non-cash items such as amortization expense, stock-based compensation and financing charges.

Financing Activities

During the first half of 2008, 1.1 million share options and 1.6 million warrants were exercised providing RS with gross proceeds of $ 2.8 million. This figure is compared to net financing activities of $33.1 million in the first half of 2007 from the issue of equity and promissory notes.

Investing Activities

Net cash used in investing activities for the first half of 2008 was $0.2 million
(2007 - $0.07 million). During the first half of 2008, $0.2 million was invested in the purchase of property plant and equipment, approximately the same amount for the same period in 2007.

Business Operations, Commitments and Contractual Obligations

In August 2007, the Company entered into a definitive manufacturing and licensing agreement (“MLA”) with GCM. The MLA provides the framework whereby GCM was responsible to move, upgrade and re-commission the existing RStandard utility pole manufacturing equipment in and to Tilbury, Ontario. In addition, under the MLA, GCM is obligated to make certain improvements and additions to the equipment, all of which would become the property of RS, along with the equipment in RS’s name. The Company provided loan guarantees to GCM’s lenders of $2.1 million on a limited recourse basis collateralized by the RStandard utility pole manufacturing equipment and $4.0 million on a full recourse basis. These guarantees would be called upon if GCM failed to perform under its obligations to its lenders. The Company fair valued the guarantee and recorded $0.7 million in the Company’s financial statements under the heading “other current liabilities”.

Under the MLA, RS leased its existing two production cells to GCM. The net book value of the leased production equipment was approximately $3.1 million and was leased for a term of up to 10 years. While GCM relocated the equipment, RS continues to own the equipment and all upgrades, and maintains control of all related technology.

On August 1, 2008, RS applied to the Ontario Superior Court of Justice and was granted an order appointing BDO Dunwoody LLP as interim receiver of GCM. RS applied for the appointment of an interim receiver pursuant to section 47.1 of the Bankruptcy and Insolvency Act as a result of GCM's lack of sufficient funding. The Company made the application to ensure the continued production of its RStandard utility poles.

The Company has a contingent liability of $6.1 million as a result of GCM’s default under the MLA arising from the loan guarantees provided by RS to GCM’s lenders. The outcome of this contingent liability is uncertain at this time pending the end results of GCM’s receivership.

On August 12, 2008, RS signed an agreement with BDO Dunwoody Limited for RS to be fully responsible for and operate the utility pole manufacturing facility in Tilbury, Ontario. Manufacturing has started and RS currently has more than 50 employees working on production activities. The transfer of operations did not materially impact the production and delivery of utility poles to RS’s customers

GCM is a variable interest entity as its total equity is not sufficient to finance its activities without these credit facilities and guarantees provided. The Company has not consolidated GCM because it has determined that it is not the primary beneficiary as the equity holders of GCM will receive the benefit of GCM’s financial performance.

The Company does not have any off-balance sheet financing.

Share Capital

Authorized

RS’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series whose designation, rights, privileges, restrictions and conditions are determined when issued.

Issued

The issued and outstanding shares as at June 30, 2008 were 135,932,801.

As at August 14, 2008, the issued and outstanding shares were 146,993,186.

Stock options

The number of stock options outstanding as at June 30, 2008 were 9,037,850.

As at August 14, 2008 there had been no change from June 30, 2008 in the number of stock options outstanding.

Controls and Procedures

There were no changes in RS’s internal controls over financial reporting during the most recent quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15-d-15(f) under the Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators.

RS’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally applied accounting principles and includes those policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

For additional details on the Company’s assessment of internal controls over financial reporting, please refer to RS’s management’s discussion and analysis for the year ended December 31, 2007.

Changes in Accounting Policies

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as were used for the Company’s financial statements for the year ended December 31, 2007, with the exception of accounting policies relating to the newly issued accounting standards by the Canadian Institute of Chartered Accountants (“CICA”). These new accounting policies are as follows:

Capital Disclosures

On January 1, 2008, the Company adopted CICA Handbook Section 1535, “Capital Disclosure”. Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. Disclosure is to include management’s objectives, policies and processes for managing capital, a description as to what the entity regards as capital, whether the entity has complied with its capital requirements and what are the consequences if non-compliance occurs.

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern and expand upon the Company’s current product base so that it can provide returns for shareholders and benefits for other stakeholders. Management defines capital as the Company’s cash and cash equivalents, long-term debt and shareholders’ equity. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of the underlying assets. The Company’s objective is met by retaining adequate capital to provide for the possibility that cash flows from assets will not be sufficient to meet future cash flow requirements. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes sustainable operation goals. The Company is not subject to any externally imposed capital requirements.

Inventories

On January 1, 2008, the Company adopted CICA Handbook Section 3031, “Inventories”. Section 3031 establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost, including the recognition in inventory of amortization of production equipments.

Financial Instruments

On January 1, 2008, the Company adopted CICA Handbook Section 3862 and 3863, “Financial Instruments – Disclosures” and “Financial Instruments – Presentation”.

Section 3862 provides expanded disclosure requirements that provide additional detail by financial assets and liability categories.

Section 3863 enhances financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and the circumstances in which financial assets and financial liabilities are offset.

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks which the Company is exposed to are described below.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable.

Cash and cash equivalents are maintained at major financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk. The Company does not hold any asset backed commercial paper.

Credit risk from accounts receivable encompasses the default risk of the Company’s customers. The maximum exposure is the carrying amount of accounts receivable. The Company holds no collateral or other security relating to accounts receivable. The Company closely monitors the extension of credit and does not believe there is significant credit risk arising from accounts receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. Management believes the loan guarantees and contingencies present the most liquidity risk. Management uses internally prepared cash flow forecasts to seek to ensure that the Company has sufficient liquidity to meet its liabilities when due. To the extent that the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions. At June 30, 2008, the Company had a cash balance of $2.6 million. The Company does not have any stand-by credit facility.

The following are the contractual maturities of financial liabilities as at June 30, 2008:

	Carrying amount	Contractual cash flow	0 to 6 months	6 to 12 months	12 to 24 months	After 24 months
Accounts payable and accrued liabilities	$1,479	$1,479	$1,479	-	-	-
Other liabilities	$2,244	$360	$360	-	-	-
Convertible debenture	$18,806	$25,000	-	-	-	$25,000
	$22,529	$26,839	$1,839	-	-	$25,000

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its financial instruments.

i)

Foreign exchange risk

The Company’s business activities are conducted primarily in US and Canadian dollars. Assets, liabilities and administrative costs are denominated primarily in Canadian dollars. A substantial portion of sales and raw material and product purchases are denominated in US dollars. The Company does not engage in any hedging or currency trading activities. The effects of the foreign exchange changes on these transactions and related balances are not significant, and foreign exchange gains and losses are included in general and administrative expenses.

A 10 percent increase or decrease in the Canadian/US exchange rate would have impacted the income of the Company by $0.05 million for the quarter.

ii)

Interest rate risk

The Company has significant cash and cash equivalents and a convertible debenture with a fixed interest rate. As such, the Company is subject to interest rate risk to the extent borrowing rates change.

The Company invests excess cash in investment-grade short-term investments with original maturities of 90 days or less. The Company periodically monitors the investments it makes and is satisfied with the credit rating of the banks issuing these short-term investments.

A one percent increase or decrease in interest rates would have impacted the income of the Company during the quarter ended June 30, 2008 by approximately $0.05 million for the quarter.

Update on the Conversion to International Financial Reporting Standards

The Company has not yet completed the development of a plan for the conversion of its financial statements from Canadian generally accepted accounting principles to International Financial Reporting Standards which will be required in its financial reporting for the 2011 fiscal year. This plan will include, among other things, the project structure and governance, resourcing requirements, training plans, analysis of key accounting policy differences and a review of the impact on data systems and internal controls.

Risk and Uncertainties

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially from future results expressed or implied include, but are not limited to the following:  market acceptance of the Company’s products and products using RS’s products, the price and supply of raw materials, the financial condition of the Company and its ability to fund its future operations, reliance on third party manufacturers, resellers and distributors, the protection of its intellectual property and the impact of foreign currency fluctuations on the sale and purchase of the products it sells. A detailed discussion of the Company’s risk factors can be found in its annual information form for the year ended December 31, 2007, dated March 12, 2008. This annual information form can be found on SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov.

Outlook

Management continues to be focused on expanding its RStandard utility pole and roller tube businesses in North America. In addition, RS will continue its progress to introduce RStandard utility poles to markets such as Australia, Brazil and the European Union. In the fourth quarter, RS plans to begin construction of an additional two cells.

Management remains confident and excited about the future as RS progresses through the final research and development stage of its evolution to becoming a fully commercial entity. Financial metrics are projected to strengthen throughout 2008 and 2009 as utility pole and roller tube revenues grow.  RS is positioned to generate sustainable cash flow and earnings.

Subsequent Events

(a)

On July 11, 2008, RS completed a private placement for gross proceeds of $10 million by issuing 9,615,385 common shares at $1.04 per share. RS intends to use the proceeds of the offering for general corporate purposes. The common shares issued by RS pursuant to the private placement are subject to a hold period until November 12, 2008.

(b)

On August 1, 2008, RS applied to the Ontario Superior Court of Justice and was granted an order appointing BDO Dunwoody LLP as interim receiver of GCM, its RStandard utility pole contract manufacturer. (Please refer to pages 6 and 7 of this document for additional information).

(c)

On August 12, 2008, RS signed an agreement with BDO Dunwoody Limited for RS to be fully responsible for and operate the utility pole manufacturing facility in Tilbury, Ontario. Manufacturing has started and RS currently has more than 50 employees working on production activities. (Please refer to page 7 of this document for additional information).]